Redfield Ventures, Inc 244 Fifth Ave Ste #1563 New York, NY 10001 Tel: 212-726-2184 www.redfieldventures.com

November 9, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549

Attention:	Larry Spirgel, Assistant Director
Gregory Dundas, Attorney-Advisor
Kathryn Jacobson, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	Redfield Ventures, Inc
Amendment No.1 to Registration Statement on Form S-1
Filed [October 25, 2012]
File No. 333-183502

Dear Sir/Madam:

The Management of Redfield Ventures, Inc is in receipt of your comment letter dated November 2, 2012 on the Company’s amended Registration Statement (“Amendment No.1”) filed on October 25, 2012, via electronic mail. Amendment No.2 to the aforesaid Registration Statement is being filed concurrently and the Company’s response to your questions as restated herein. The Company had also revised the Registration Statement wherever relevant to update other disclosures in addition to the comments raised.

Prospectus Cover Page

1.
We note your response to comment 1 in our letter dated September 12, 2012. Please revise the prospectus cover page to prominently identify the company as a shell company. Since there is no minimum amount of stock that must be sold by the company, clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•	has not received enough proceeds from the offering to begin operations; and

•	has no market for its shares.

Response:

The prospectus cover page had been revised to state that the Registrant is a shell company. We had also revised to state that since there is no minimum amount of stock that must be sold by the company, we may not receive any proceeds or only receive very minimal proceeds from the offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares.

Risk Factors, page 5

Our marketing plans call for an online business network base…, page 7

2.	Please revise to clarify what is meant by “online business network function” and the statement that you are relying on your “online business community to engage our first client.”

Response:

We had revised to clarify that the online business networking function refers to the social networking features to be made available on our website. This feature enables site visitors to register as members on our website and they can sign in to communicate with other members. We plan to aggressively promote and market our services to such registered members through emails and other electronic advertisements such as putting up banners on our website so as to attract a first client.

We are not yet a fully reporting company…, page 8

3.
We note your response to comment 9 in our letter dated September 12, 2012. Since you do not plan to circulate a preliminary prospectus, your registration statement will already be effective when potential investors receive a copy of this prospectus. Therefore, please remove the first sentence of this risk factor and revise the second sentence to make clear that you will be subject to the reporting requirements imposed by Section 15(d) of the Securities Exchange Act of 1934.

Response:

We had revised to state that when our common stock is registered under the Exchange Act and we become a fully reporting company we will be subject to the reporting requirements imposed by Section 15(d) of the Securities Exchange Act of 1934.

Investors in this offering will bear a substantial risk…, page 10

4.
Please revise your disclosure to clarify that purchasers will suffer immediate dilution because of the difference between the net book value per share, based on the per share value of the shares held by current shareholders, and the price of the shares being sold in the offering.

Response:

We had revised to state that the investors in this offering will suffer an immediate and substantial “dilution” because of the difference between the net book value per share, based on the per share value of the shares held by current shareholders, and the price of the shares being sold in the offering.

REVE is selling the shares offered in this prospectus without an underwriter…, page 10

5.
You describe the risk to investors that the company may not be able to sell enough shares to create a market for the shares. Please expand to disclose the risk that if the company is unable to sell sufficient shares, purchasers will hold shares in a company that does not have sufficient capital to begin operations.

Response:

We had added to state that if the company is unable to sell sufficient shares, purchasers under this offering will hold shares in a company that does not have sufficient capital to begin operations.

If we fail to remain current on our reporting requirements,…, page 10

6.	Revise to remove the inference that your stock is currently quoted on the OTC Bulletin Board.

Response:

We had revised this risk factor to state that if we fail to remain current on our reporting requirements after we become a fully reporting company, we could be removed from the OTC Bulletin Board.

Selling Shareholders, page 15

7.
You state that “the selling stockholders purchased the stock from us,” yet you indicate in the footnotes to the selling stockholders that some of the holders received their shares for services rendered to the company. Please revise accordingly.

Response:

We had revised to state that thirty six (36) of the selling stockholders purchased the shares from us and four (4) of the selling shareholders received the shares in consideration for their services rendered in the ordinary course of business.

Description of our Business, page 21

8.
In your discussion of companies sharing business opportunities with each other, please revise to clarify what types of opportunities you envision being shared on your website, and why you expect that companies would be interested in sharing them on your website. Describe more specifically how such sharing would take place.

Response:

We had revised to state that we envision initial members from Vietnam, Cambodia, and Thailand will share business opportunities from their product lines such as supplies of clothing, coffee, granite and marble, bamboo flooring and materials, furniture, seafood, canned foods, house wares, handicrafts, pottery and other commodities. We believe that these members will share such business opportunities as part of their global marketing strategies and we will continue attracting more members from various geographical locations through our website to expand and make available other business opportunities. Such sharing could be made either through direct postings by members to members or forwarded to our site administrator for review and approval before we have it listed under a separate “Business Opportunities” page to be developed under our website and we are planning to update this Business Opportunity page on a weekly basis.

General Information about our Company, page 22

9.	Please revise to explain more clearly what is meant by “collection of information about competitors” and “establish an online business community.”

Response:

We had revised to explain that collection of information about competitors refers to our services in putting together all the relevant information of the client’s competitors as specified by our client with statistical analysis for comparison and decision making purposes. We also explained that the online business community refers to an online business and social networking group comprising of all the registered members of our website.

Principal Services and their Markets

10.	Please revise to clarify the basis for your statement that you “expect to engage a client by the 4th quarter of 2012.”

Response:

We had revised to clarify that we are developing a website (www.redfieldventures.com) to promote our marketing research services. The website development is still in progress and expected to complete in the 1st quarter of 2013 to begin promoting our marketing research services. In view that we are relying on the website to promote our marketing research services, we expect to engage the first client in the 1st quarter of 2013. We had also revised the milestones under page 28 to state that the filing of Registration Statement is expected to continue in the 4th quarter of 2012. In view that website development is still in progress and expected to complete in the 1st quarter of 2013, we expect to engage the first client in 1st quarter of 2013. Since the website is expected to be ready in 1st quarter 2013, additional $50,000 will be raised for marketing and advertisements in the 2nd quarter of 2013. Expansion of services offered and geographical coverage including but not limited to South East Asia has been rescheduled accordingly to 3rd quarter 2013.

Should there be any additional questions or comments on the foregoing, please do not hesitate to contact the undersigned at (212) 726-2184 or, in his absence, Khoo Hsiang Hua at (917) 720-3390.

Sincerely,

REDFIELD VENTURES, INC
/s/ Long Nguyen
Long Nguyen
Chief Executive Officer